Exhibit 22.1
AFFILIATE SECURITIES PLEDGED AS COLLATERAL FOR SECURITIES OF TELLURIAN INC.

As of December 31, 2022, the obligations of Tellurian Inc., a Delaware corporation (“Tellurian”), under the 6.00% Senior Secured Convertible Notes due 2025 issued by Tellurian in a registered direct offering on June 3, 2022 were secured by a pledge of 100% of the limited liability company interests in Tellurian’s indirect wholly owned subsidiary Tellurian Production Holdings LLC, a Delaware limited liability company, granted by Tellurian’s direct wholly owned subsidiary Tellurian Investments LLC, a Delaware limited liability company.

	Issuer	Affiliate Whose Security Is Pledged as Collateral	Class of Security Pledged	Percentage of Securities Owned / Pledged
6.00% Senior Secured Convertible Notes due 2025
Tellurian Inc.	X
Tellurian Production Holdings LLC		X	Limited liability company interests	100% / 100%